UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*


(Name of Issuer)
Shengtai Pharmaceuticals, Inc
f/k/a West Coast Car Co

(Title of Class of Securities)
Common

(CUSIP Number)
952165108

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Ashley Austin
Pope Asset Management, LLC
5100 Poplar Avenue Suite 805
Memphis TN  38137
901-763-4001

(Date of Event which Requires Filing of this Statement) 4/5/07

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No 952165108


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Investments LLC  260281944


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization Delaware, USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 3975000

8.
Shared Voting Power 3975000

9.
Sole Dispositive Power  3975000

10.
Shared Dispositive Power 3975000


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 3975000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 20.96


14.
Type of Reporting Person (See Instructions)
00

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William P. Wells      46242492


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 3975000

8.
Shared Voting Power 3975000

9.
Sole Dispositive Power  3975000

10.
Shared Dispositive Power 3975000


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 3975000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 20.96


14.
Type of Reporting Person (See Instructions)
IN

Item
1.
Security and Issuer
Common shares of Shengtai Pharmaceuticals, Inc f/k/a
West Coast Car Company whose principal address is 45 Old Millstone Drive, Unit 6, East Windsor, New Jersey 08520.
Item
2.
Identity and Background
(a)
This 13D is filed by and on behalf of:
(i) Pope Investments, LLC, a Delaware limited liability company
("Pope Investments").
The securities of the issuer reported
in this statement were purchased by Pope Asset, in its capacity as sole manager of Pope Investments, for the account of and in the name of Pope Investments.
Pope Asset Management filed a 13D on June 11, 2007.
Pope Asset is a registered investment adviser and serves as an investment adviser and/or manager for Pope Investments and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons including Pope Investments. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments.
Pope Asset, Pope Investments and Mr. Wells each declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of Pope Asset, Pope Investments and Mr. Wells may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of Pope Asset, Pope Investments and Mr. Wells may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act.
Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of
Section 13(d) or 13(g) of the Act or any other purpose, (i) acting
(or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope Investments and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule
13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
5100 Poplar Avenue, Suite 805, Memphis, TN  38137

(c)
See Item 2a above.

(d)
not applicable

(e)
not applicable

(f)
Citizenship.

Item
3.
Source and Amount of Funds or Other Consideration
The source of funds invested in West Coast Car Company
 were funds from Pope Investments, LLC.
The amount of funds invested in this transaction totaled $5,300,000 from Pope Investments.
No additional funds or consideration have been given, nor have additional purchases been made.

No part of the purchase price paid by Pope Investments wtih respect to the transaction noted above is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.


Item
4.
Purpose of Transaction
The purpose of the acquisition of securities of the issuer was and remains to be for investment purposes only.


Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The Reporting Persons do not have any further plans to acquire additional securities of the Issuer.

(b)  Not Applicable.

(c)  Not Applicable

(d)  Not Applicable.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h)  Not Applicable.

(i)  Not Applicable.

(j)  Not Applicable.


Item
5.
Interest in Securities of the Issuer

(a)  As of the date hereof, Pope Investments
beneficially owns (i) 2,650,000 shares of the issuer's
common stock and (ii) warrants which may be exercised
for a total of 1,325,000 shares of the issuers common
stock.    Therefore, Pope Investments may be deemed
to beneficially own 3,975,000 shares of the issuer's common stock which represents approximately 20.96% of the issuer's outstanding common stock (assuming the full exercise of the warrants). The calculation of the foregoing percentage is on the basis of 18,962,500 shares of the issuer's common stock outstanding as disclosed in the issuer's
Form 10-Q filed on November 14, 2007.

(b) Pope Investments LLC may be deemed to hold shared power to vote and to dispose of the 3,975,000 shares of common stock described in (a) above. Pope Asset and Mr. Wells may be deemed to hold shared power to vote and dispose of the 3,975,000 shares of the issuer's common stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Wells as to the beneficial ownership of the securities of the issuer held by Pope Investments.

(c)  Not Applicable.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of issuer's common stock reported in this statement.

(e)  Not Applicable.

Mr Wells does not directly own any shares of the issuer's Common Stock. Mr. Wells is the Manager of Pope Asset. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section
13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item
6.
Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
None.


Item
7.
Material to Be Filed as Exhibits
Exhibit "A":  Joint Filing
Agreement dated as of February 13, 2008, by and among Pope Investments and Mr. Wells.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
02/14/08  Date

Pope Investments, LLC
By:  Investments, LLC, Manager
Signature
William P. Wells/President   Name/Title

Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of Shengtai Pharmaceuticals, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated:  Feburary 14, 2008.


Pope Investments, LLC
By:  Pope Investments, LLC, Manager
Signature
William P. Wells/President   Name/Title
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)